

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 24, 2018

<u>Via E-mail</u>
Mary Doyle
Chief Financial Officer
Great Ajax Corp.
9400 SW Beaverton-Hillsdale Hwy.
Suite 131
Beaverton, OR 97005

> **Re: Great Ajax Corp.**
> **Form 10-K**
> **Filed March 2, 2017**
> **File No. 001-36844**

Dear Ms. Doyle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities